Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Three Months Ended
	2007	2008	2009	2010	2011	March 31, 2012
Income (loss) from continuing operations before income taxes	$22,209	$(133,076)	$16,035	$(1,630)	$30,420	$8,251
Fixed charges:
Interest expense	5,012	1,537	4	43	62	107
Interest relating to rental expense (1)	6,339	5,314	2,438	2,533	2,081	530

Total fixed charges	11,351	6,851	2,442	2,576	2,143	637

Earnings available for fixed charges	$33,560	$(126,225)	$18,477	$946	$32,563	$8,888

Ratio of earnings to fixed charges	2.96	N/A (2)	7.57	0.37	15.19	13.96

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, which was deemed to be all interest.
(2)	For the year ended December 31, 2008, our earnings were insufficient to cover fixed charges. The amount of additional earnings needed to cover fixed charges for the year was $126.2 million.